Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces

Preliminary 2021 Financial Results

Revenue growth of 62% / Total Gross Margin 26.4%

New York – May 6, 2022 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced its preliminary unaudited financial results for the fiscal year ended December 31, 2021, prepared in accordance with U.S. GAAP.

Due to additional time required to complete its year-end reporting process, the Company determined that it was unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, within the prescribed time period without unreasonable effort and expense. The Company filed a Notification of Late Filing on Form 12b-25 with the U.S. Securities and Exchange Commission on April 28, 2022. The Company is working diligently and expeditiously to complete the financial review and will provide any updates when and if they become available.

Preliminary Full Year 2021 Overview:

•	Revenue totaled JPY 5,418 million in the year ended December 31, 2021, an increase of 62% from JPY 3,342 million in the year ended December 31, 2020. Such increase was primarily due to the increase in the revenue of our directly-operated salons, which doubled in 2021 from 2020.
•	Total gross profit was JPY 1,432 million in the year ended December 31, 2021, an increase of JPY 1,003 million from JPY 429 million in the year ended December 31, 2020. Such increase was primarily driven by the improvement in the gross profit of our franchised salons.
•	Total gross margin was 26.4% in the year ended December 31, 2021, an increase of 13.6 percentage points from 12.8% in the year ended December 31, 2020.
•	Operating loss was JPY (448) million in the year ended December 31, 2021, improved from a loss of JPY (746) million in the year ended December 31, 2020. The increase in revenue helped to offset increases in selling, general and administrative expenses in the year ended December 31, 2021.
•	Net loss attributable to shareholders of the Company of JPY (942) million in the year ended December 31, 2021, increased from a net loss of JPY (539) million in the year ended December 31, 2020.
•	Adjusted EBITDA was JPY (52) million in the year ended December 31, 2021, improved by JPY491 from JPY (543) million in the year ended December 31, 2020. We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) net income attributable to noncontrolling interests, (vii) depreciation and amortization, (viii) losses on sales of directly-operated salons, (ix) losses on disposal of property and equipment, and other intangible assets, (x) impairment loss on long-lived assets and (xi) stock-based compensation expense. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under U.S. GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. See reconciliation below.

Reconsiliation of non-GAAP measures:	Year ended December 31,
(in million, except Adjusted EBITDA margin)	2021(¥)	2020(¥)
Net loss attributable to shareholders of the Company	¥(942)	¥(539)
Dividend income and interest income	(1)	(1)
Interest expense	12	13
Gain from bargain purchases	(1)	—
Other, net	(84)	(131)
Income tax expense	557	(88)
Net income attributable to noncontrolling interests	11	—
Operating loss	¥(448)	¥(746)
Depreciation and amortization	107	62
Losses on sales of directly-operated salons	23	—
Losses on disposal of property and equipment, net and other intangible assets, net	6	34
Impairment loss on long-lived assets	63	107
Stock-based compensation expense	197	—
Adjusted EBITDA	¥(52)	¥(543)
Adjusted EBITDA margin	(1.0)%	(16.3)%

Key Performance Indicators, or KPIs, for the Year Ended December 31, 2021:

The Company reported major Key Performance Indicators, or KPIs, for the year ended December 31, 2021. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

•	The total number of salons was 312 in December 2021, up from 290 in December 2020.
•	Total customers served was 781,438 in the year ended December 31, 2021, compared to 650,050 in the year ended December 31, 2020.
•	Average sales per customer was JPY 6,445 in the year ended December 31, 2021, increased from JPY 6,286 in the year ended December 31, 2020.
•	Average repeat ratio, a measure of repeat customers, was 81.9% in the year ended December 31, 2021, consistent with 81.8% in the year ended December 31, 2020.
•	Average operation ratio was 47.6% in the year ended December 31, 2021, up from 43.5% in the year ended December 31, 2020.
•	The total number of salons with data was 221 in December 2021, no change from December 2020.

Management Discussion

Kouji Eguchi, CEO of the MEDIROM Healthcare Technologies, said, “We are pleased with the revenue growth, improved gross margins and Adjusted EBITDA, and increased operating profitability achieved during the year ended December 31, 2021. Our directly operated salons and our franchised salons contributed in very complementary ways to the strong operational results of the year. Although COVID-19 continued to have an impact in 2021, the entire MEDIROM team coalesced around our goals and were able to mitigate the worst of it and finish the year on a strong note. We are working diligently with our independent auditor to complete the audit of our 2021 financial results. We hope to continue our growth momentum in 2022.”

Preliminary Financial Results

The financial results included in this press release are preliminary, have not been audited and are subject to change upon completion of the Company’s audited financial statements for the year ended December 31, 2021. The preliminary financial results for the year ended December 31, 2021 presented in this press release are based on the Company's initial review of the information presented and its current expectations and are subject to adjustment. As such, any financial information contained in this press release may differ materially from the information reflected in the Company's financial statements for the year-ended December 31, 2021. Additional information and disclosures would be required for a more complete understanding of the Company's financial position and results of operations for the year ended December 31, 2021. Accordingly, undue reliance should not be placed on this preliminary information.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 310 (as of March 31, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker “MOTHER Bracelet” (formerly known as “MOTHER Tracker®”). MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■Contacts

Investor Relations Team

ir@medirom.co.jp

Or

U.S. Investor Contact

Robert Blum, Joe Diaz, Joe Dorame

Lytham Partners, LLC

602-889-9700

MRM@lythampartners.com

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